Table of Contents

Management's  Discussion and
Analysis of Financial Condition
and Results of Operations                            8-10
- ---------------------------------------------------------
Consolidated Balance Sheets                            11
- ---------------------------------------------------------
Consolidated Statements of
Income                                                 12
- ---------------------------------------------------------
Consolidated Statements of
Stockholder's Equity                                   12
- ---------------------------------------------------------
Consolidated Statements of
Cash Flows                                             13
- ---------------------------------------------------------
Notes to Consolidated
Financial Statements                                14-18
- ---------------------------------------------------------
Independent Auditor's Report                           19
- ---------------------------------------------------------
Selected Financial Data                                19
- ---------------------------------------------------------
Shareholder Information                                20
- ---------------------------------------------------------
Quarterly Common Stock
Price Ranges and Dividends                             20
- ---------------------------------------------------------
Quarterly Financial Data
(Unaudited)                                            20
- ---------------------------------------------------------
Directors and Officers                                IBC
- ---------------------------------------------------------




MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF
OPERATIONS

     Results of Operations

     1994 Compared to 1993

         Total revenues for 1994 increased to $251.8 million from $187.4 million for 1993. This 34% increase results from growth in both healthcare and health information services segments.
         Revenues for Nurse's House Call, the Company's healthcare services division, reached $159.3 million in 1994, an increase of $52.4 million over 1993. This 49% increase is primarily attributed to the acquisition of Norrell Health Care Services in October 1993 and the growth in Medicare and Medicaid services. Home healthcare services provided approximately 91% of total revenue versus 9% from staffing services. Nursing visits in our Medicare certified offices totaled 734,000 visits as compared to 530,000 visits in 1993. This 38% increase, while significantly more than the 17% increase in 1993, is fairly consistent with industry trends for a company providing such services in geographical areas with increasing elderly populations. In 1994, Federal Medicare agencies accounted for more than 10% of healthcare services revenues, in the amount of $42.4 million.
         Portamedic, the Company's health information services division had another fine year. Annual revenues were $92.5 million, an increase of 15% over $80.6 million in 1993. The 12.4% increase in the number of paramedical examinations was in part due to the acquisition of Lifedata Medical Services, in September 1993. This overall increase results from Portamedic continuing to be a preferred provider of examination services. Management believes it will continue to gain market share, as well as being able to develop new health information related products to the managed care industry, including several third party insurers and HMO clients. In 1994, Prudential Insurance Company of America accounted for more than 10% of Health Information Services revenues in the amount of $11.0 million.
         The Company's cost of operations in 1994 increased 36% to $207.1 million from $152.0 million for 1993. The increase of healthcare as a percentage of total revenues, from 57% to 63%, resulted from the difficult, unanticipated delay and expense resulting from the integration of Norrell Health Care. Additionally, pricing pressures in some healthcare and health information



  Total Assets             Book Value Per Share
- ----------------           --------------------
90   $ 35.0                    90   $4.12
91   $ 52.2                    91   $6.14
92   $ 56.7                    92   $6.61
93   $ 93.5                    93   $6.85
94   $108.3                    94   $6.89



Working Capital            Stockholders' Equity
- ---------------            --------------------
90   $14.7                     90   $18.8
91   $30.6                     91   $41.2
92   $31.1                     92   $44.4
93   $37.4                     93   $45.9
94   $56.1                     94   $46.5

areas explains the slightly higher percentage increase in cost of operations than in revenues. Management anticipates some continuing, limited impact due to the Norrell integration.

     Selling, general and administrative (SG&A) expenses increased to $37.5 million from $28.7 million in 1993. The increase, was the result of an expansion in the administrative group, especially the financial and systems departments, which was required to accommodate growth from previous acquisitions. Expenses were also impacted by the addition of 63 offices nationwide from acquisitions. During 1994 there has been some consolidation of those acquired offices which should help limit further incremental increases related to the acquisitions during the year.

     The company's operating income for 1994 increased 5% to $7.1 million. As a percent of revenues, operating income decreased to 2.8% from 3.6% due to the items described above which are mostly attributed to the integration of our acquired operations. Net income was $2.7 million in 1994, which decreased 26% from 1993 to 1994 due to the previously noted costs attributed to the acquisitions and interest costs attributed to borrowings to fund accounts receivable growth and working capital needs. Also impacting net income was a higher effective state tax rate due to a change in the mix of income amongst the states.

     Earnings per share also decreased in 1994 to $.40 per share from $.54 per share in 1993 on 6,706,713 and 6,714,061 shares respectively.

1993 Compared to 1992

     Total revenues for 1993 increased to $187.4 million from $154.8 million for 1992. This 21% increase results from both healthcare and health information services segments.

     Healthcare service revenues reached $106.8 million in 1993, an increase of $21 million over 1992. This 24% increase is primarily attributed to the acquisition of Norrell Health Care Services ($10.2 million), and growth in Medicare and Medicaid services. Home healthcare services provided approximately 94% of the total versus 6% for staffing services. Nursing visits in our Medicare certified offices totaled 530,000 visits as compared to 454,000 visits in 1992. This 17% increase is significantly less than the 47% increase in 1992. In 1993, Federal Medicare agencies accounted for more than 10% of healthcare services revenues in the amount of $34.5 million.

     Health Information Services had its finest year ever, producing revenues of $80.6 million, an increase of nearly 19% from $67.8 million in 1992. A 12% increase in units was assisted by the acquisition of Lifedata Medical Services. On September 24, 1993. Lifedata provided approximately $4.0 million in revenues in 1993 and approximately 3 percentage points of the 12% increase in units. This continued increase results from Portamedic continuing to be a preferred provider of exam services and management believes they continue to gain market share. In 1993 Prudential Insurance Company of America accounted for more than 10% of Health Information Services revenues in the amount of $12.0 million. Due to the sale of Direct Marketing Service (DMS) in November 1992, there were no DMS revenues in 1993.
     The Company's cost of operations in 1993 increased 23% to $152.0 million from $123.4 million for 1992. The increase of healthcare as a percentage of total revenues, from 55% to 57%, the adjustments to accounts receivable allowances and contractual allowances, and pricing pressures in some healthcare areas, along with some discounting pressure on the Health Information Services explains the slightly higher increase in cost of operations than in revenues.
     Selling, general and administrative (SG&A) expenses increased to $28.7 million from $23.2 million. The increase, which as a percentage of sales went from 15.0% to 15.3% was impacted by the addition of 63 offices nationwide from the two acquisitions mentioned, increases in automation costs, the addition of a healthcare business development function and higher workers compensation costs. There has been some consolidation of those acquired offices.
     The company's operating income for 1993 decreased 18% to $6.8 million. The above and expenses associated with our certified operations, both contractual allowances and bad debt expenses, contributed to the reduced operating income. Additionally, the larger number of newly certified Medicare offices and high expense levels in some ongoing offices resulted in unexpected losses at the contribution level in those offices. Net income was $3.6 million in 1993, which decreased 26% from 1992 to 1993 due to the above and interest expenses on borrowing secured to accomplish the Lifedata and Norrell Health Care acquisitions and the absence of invested funds and therefore interest income.
     Earnings per share also decreased in 1993 to $.54 per share from $.73 per share in 1992 on 6,714,061 and 6,717,667 shares respectively.


Liquidity and Financial Resources

     The Company's historical primary sources of cash are internally generated funds, and the Company's bank credit facility. The two major 1993 acquisitions on September 24 and October 31 significantly increased the Company's accounts receivable balance during the 4th quarter of 1993 and first half of 1994. Also, due to that receivable increase, the Company experienced a negative cash flow from operations of $11.2 million for 1994. This compares to a negative cash flow from operations in 1993 of $8.9 million. Accounts receivable increased to $66.5 million at December 31, 1994 versus $50.4 million at the end of 1993, due to integration issues for acquired Norrell branches and growth in revenues.
     Accounts receivable generated from the Company's certified healthcare services (those reimbursed by Medicare, Medicaid and other governmental agencies) typically remain outstanding for a longer period than those created by delivery of other health-related services. To the extent that the Company's certified reimbursement services continue to grow, management expects that accounts receivable will also increase, thus requiring greater working capital needs to fund operations. Management continues to pursue all steps available to improve collections of receivables from certified payors, including participating in Medicare's Periodic Interim Payment ("PIP") Program, receiving approval to have all Medicare reimbursements processed by a single reimbursement office, and electronic billing of Medicare services, the latter initiated in the first quarter of 1993.
     The Company replaced its revolving credit facility in early November 1993 to finance the acquisitions and working capital needs of Norrell Health Care and Lifedata Medical Services, Inc.. This new facility consisted of a three bank arrangement with a $20 million, 7 year term loan and a $25 million revolving loan facility. During 1994 certain terms of the loan agreement were amended and an additional interim revolver was negotiated. As a result of the amendments in 1994, the term loan and revolver accrue interest at base rate less 1/4%. As of December 31, 1994 the term loan, the revolver, and $2.5 million of the interim revolving facility were utilized and the Company was in compliance with all covenants at December 31, 1994. In March 1995, the Company amended the credit agreement to increase the revolver loan to $30.0 million through the term, and amended certain financial covenants. Capital expenditures for 1995 are anticipated at approximately $2.0 million.
     Management believes that the combination of cash and cash equivalents, other working capital sources, borrowings available under the Company's credit facility and anticipated cash flows from operations will provide sufficient capital resources for the foreseeable future. Management intends to consider alternatives of both acquisitions and dispositions to strengthen its financial condition in its long term planning.
     Inflation did not have a material impact in 1994.

CONSOLIDATED
BALANCE SHEETS

- -----------------------------------------------------------------------------
                                                           December 31,
- -----------------------------------------------------------------------------
Assets                                                 1994          1993
- -----------------------------------------------------------------------------
Current Assets:
  Cash and cash equivalents                       $   1,695,844   $ 1,585,199
  Accounts receivable (Note 3)                       66,476,298    50,403,041
  Prepaid expenses and other                          3,407,813     3,040,460
- -----------------------------------------------------------------------------
  Total current assets                               71,579,955    55,028,700
- -----------------------------------------------------------------------------
Property, plant and equipment (Notes 4 and 5)        15,480,931    14,282,639
  Less: Accumulated depreciation and amortization     7,266,408     5,935,667
- -----------------------------------------------------------------------------
                                                      8,214,523     8,346,972
- -----------------------------------------------------------------------------
Cost in excess of net assets of acquired companies
  (net of accumulated amortization of $4,680,087 in
  1994 and $2,823,351 in 1993) (Note 2)              23,137,237    24,827,648
- -----------------------------------------------------------------------------
Intangible assets (net of accumulated amortization
  of $1,488,152 in 1994 and $1,159,235 in 1993)
  (Note 2)                                            2,470,947     2,799,863
- -----------------------------------------------------------------------------
Other assets                                          2,893,254     2,485,261
- -----------------------------------------------------------------------------
                                                  $ 108,295,916   $93,488,444
=============================================================================
Liabilities and Stockholders' Equity
Current Liabilities:
  Note payable (Note 5)                           $     --        $ 3,000,000
  Current maturities of long-term debt (Note 5)       2,150,000     1,550,000
  Accounts payable                                    6,386,762     4,890,315
  Accrued expenses:
    Insurance benefits                                  279,158       266,652
    Salaries, wages and fees                          2,100,127     1,881,138
    Payroll and other taxes                           1,962,525     1,534,534
    Income taxes payable                                450,518       581,880
    Other                                             2,137,476     3,917,553
- -----------------------------------------------------------------------------
  Total current liabilities                          15,466,566    17,622,072
- -----------------------------------------------------------------------------
Long-term debt, less current maturities (Note 5)     46,326,942    29,950,000
- -----------------------------------------------------------------------------
Commitments and contingencies (Notes 6 and 7)
- -----------------------------------------------------------------------------
Stockholders' Equity (Note 10):
  Common stock, par value $.04 per share;
    authorized 20,000,000 shares, issued
    6,744,422 in 1994 and 1993                          269,777       269,777
  Additional paid-in capital                         24,114,410    24,143,059
  Retained earnings                                  22,589,370    21,938,247
- -----------------------------------------------------------------------------
                                                     46,973,557    46,351,083
  Less: Treasury stock, 42,620 shares in 1994
    and 36,633 shares in 1993, at cost                  471,149       434,711
- -----------------------------------------------------------------------------
Total stockholders' equity                           46,502,408    45,916,372
- -----------------------------------------------------------------------------
                                                  $ 108,295,916   $93,488,444
=============================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF INCOME

- ------------------------------------------------------------------------------------------------
                                                             Years Ended December 31,
- -------------------------------------------------------------------------------------------------
                                                      1994             1993              1992
- -------------------------------------------------------------------------------------------------
Revenues                                          $251,789,473     $187,432,185      $154,808,510
Cost of operations                                 207,147,161      151,971,606       123,392,662
- -------------------------------------------------------------------------------------------------
  Gross profit                                      44,642,312       35,460,579        31,415,848
Selling, general and administrative expenses        37,546,432       28,695,182        23,208,540
- -------------------------------------------------------------------------------------------------
Operating income                                     7,095,880        6,765,397         8,207,308
- -------------------------------------------------------------------------------------------------
Other income (expense):
  Interest expense                                  (2,664,865)        (536,019)         (322,343)
  Interest income                                      112,109          151,513           300,668
  Other (Note 2)                                       550,396            --              292,241
- -------------------------------------------------------------------------------------------------
                                                     2,002,360         (384,506)          270,566
- -------------------------------------------------------------------------------------------------
  Income before income taxes                         5,093,520        6,380,891         8,477,874
Income taxes (Note 8)                                2,430,000        2,775,000         3,600,000
- -------------------------------------------------------------------------------------------------
  Net income                                      $  2,663,520     $  3,605,891      $  4,877,874
=================================================================================================
Earnings per share (Note 9):
  Weighted average number of shares                  6,706,713        6,714,061         6,717,667
  Net income                                             $ .40            $ .54             $ .73
=================================================================================================

CONSOLIDATED STATEMENTS OF
STOCKHOLDERS' EQUITY

- ----------------------------------------------------------------------------------------------------------------------------------
                                                            Years Ended December 31, 1992, 1993 and 1994
- ----------------------------------------------------------------------------------------------------------------------------------
                                           Common Stock
                                      -----------------------       Additional
                                       Number of                      Paid-in         Retained        Treasury
                                         Shares       Amount          Capital         Earnings          Stock           Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1991             6,729,422      $269,177      $23,885,824      $17,148,131      ($143,169)      $41,159,963
Net Income                                                                             4,877,874                        4,877,874
Cash Dividends ($.25 per share)                                                       (1,679,621)                      (1,679,621)
Exercise of Stock Options                                               (23,476)                         82,879            59,403
Issuance of Stock Award                                                  95,190                          82,935           178,125
Purchase of Treasury Stock                                                                             (211,804)         (211,804)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992             6,729,422       269,177       23,957,538       20,346,384       (189,159)       44,383,940
Net Income                                                                             3,605,891                        3,605,891
Cash Dividends ($.30 per share)                                                       (2,014,028)                      (2,014,028)
Exercise of Stock Options                                               (35,129)                         83,599            48,470
Issuance of Stock Award                   15,000           600          220,650                                           221,250
Purchase of Treasury Stock                                                                             (329,151)         (329,151)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993             6,744,422       269,777       24,143,059       21,938,247       (434,711)       45,916,372
Net Income                                                                             2,663,520                        2,663,520
Cash Dividends ($.30 per share)                                                       (2,012,397)                      (2,012,397)
Exercise of Stock Options                                               (28,649)                         67,370            38,721
Purchase of Treasury Stock                                                                             (103,808)         (103,808)
- ----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994             6,744,422      $269,777      $24,114,410      $22,589,370      ($471,149)      $46,502,408
==================================================================================================================================

See accompanying notes to consolidated financial statements.

CONSOLIDATED
STATEMENTS OF CASH FLOWS

- ------------------------------------------------------------------------------------------------------------------
                                                                          Years Ended December 31,
- ------------------------------------------------------------------------------------------------------------------
                                                                     1994               1993             1992
- ------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                    $  2,663,520       $  3,605,891     $  4,877,874
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Depreciation and amortization                                  3,516,394          2,148,903        1,715,826
    Provision for bad debt expense                                 1,786,958          1,293,202          419,932
    Loss on sale of fixed assets                                      37,619              8,517           17,534
    Gain on the sale of certain operations                          (550,396)             --            (291,343)
  Change in assets and liabilities, net of effects of
   acquired businesses:
   Accounts receivable                                           (17,900,215)       (16,757,310)      (5,973,427)
   Prepaid expenses and other assets                                (838,076)          (172,301)        (214,466)
   Accounts payable and accrued expenses                              83,550          1,004,165        1,210,766
- ------------------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by operating activities           (11,200,646)        (8,868,933)       1,762,696
- ------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Acquisition of Norrell Health Care, net of cash acquired           --            (17,944,925)           --
   Acquisition of Lifedata Medical Services, Inc., net of
    cash acquired                                                     --             (6,307,795)           --
   Acquisition of First Allied Home Health, net of cash
    acquired                                                          --                  --          (1,534,896)
   All other acquisitions, net of cash acquired                    (181,512)           (500,877)      (1,150,302)
   Proceeds from the sale of certain operations                     851,131               --             300,000
   Capital expenditures                                          (1,257,786)         (1,138,912)      (1,633,292)
- ------------------------------------------------------------------------------------------------------------------
   Net cash used in investing activities                           (588,167)        (25,892,509)      (4,018,490)
- ------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds from issuance of long-term debt                      21,326,942          35,300,000        3,000,000
   Principal payments on long-term debt                          (4,350,000)         (6,800,000)      (3,171,535)
   Issuance of note payable, net                                     --               3,000,000            --
   Payment of note payable                                       (3,000,000)              --               --
   Proceeds from exercise of stock options                           38,721              48,470           59,403
   Issuance of stock awards                                          --                 221,250          178,125
   Treasury stock acquired                                         (103,808)           (329,151)        (211,804)
   Dividends paid                                                (2,012,397)         (2,014,028)      (1,679,621)
- ------------------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities           11,899,458          29,426,541       (1,825,432)
- ------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                110,645          (5,334,901)      (4,081,226)
Cash and cash equivalents at beginning of year                    1,585,199           6,920,100       11,001,326
- ------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $  1,695,844        $  1,585,199     $  6,920,100
==================================================================================================================
Supplemental disclosure of cash flow information:
Cash paid during the year for:
   Interest                                                     $  2,423,163       $    494,399     $    331,744
   Income taxes                                                 $  2,899,520       $  2,843,784     $  3,915,678
==================================================================================================================

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS


NOTE 1 -- Summary of Significant
Accounting Policies

Principles of Consolidation

     The consolidated financial statements include the accounts of Hooper Holmes, Inc. and its wholly owned subsidiaries (the "Company"). All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Cash Equivalents

     For purposes of the statement of cash flows, the Company considers highly liquid investments with maturities at date of purchase of less than ninety days to be cash equivalents.

Property, plant and equipment

     Property, plant and equipment are carried at cost. Depreciation is computed using the straight line and accelerated methods. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

Intangibles

     Cost in excess of net assets of acquired companies and other intangible assets are being amortized using the straight line method over lives ranging from 10-25 years and 2-20 years, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Revenues

     Revenues from services rendered are recognized when services are performed. Certain of the healthcare revenues are derived under federal and state third-party reimbursement programs. These revenues are based, in part, on cost reimbursement principles and are subject to audit and retroactive adjustment. Management believes that retroactive adjustments, if any, would not be material to the financial position or results of operations of the Company.

Income taxes

     Effective January 1, 1993 the Company adopted Statement of Financial Accounting Standards (SFAS) #109, "Accounting for Income Taxes". It requires an asset and liability approach for financial accounting and reporting for deferred income taxes. Prior to the adoption, deferred income taxes were provided to recognize the effect of timing differences between financial statement and income tax accounting.

Reclassifications

     Certain reclassifications have been made to prior year amounts to conform with current year presentation.

NOTE 2 -- Acquisitions and Dispositions

     On August 12, 1992, the Company acquired specific assets and liabilities of First Allied Home Health, a provider of home health care within the State of Maine. The asset purchase price was in the amount of $1,267,000. Cost in excess of net assets acquired of approximately $553,000 is being amortized over 20 years using the straight line method. Additionally, a non-competition agreement was entered into in the amount of $275,000 and is being expensed over 5 years.

     In 1992, the Company acquired specific assets and liabilities of three Health Information Services companies: Professional Insurance Exams, Telexam, and National Insurance Examination Services of America. The aggregate purchase price of these acquisitions was approximately $1,102,000 and has resulted in total costs in excess of net assets acquired of approximately $707,000. This amount is being amortized over a period of 10-15 years. Additionally, non-competition agreements were entered into in the aggregate amount of $776,500 and are being expensed over 4-6 years.

     On September 24, 1993, the Company acquired all of the outstanding common stock of Lifedata Medical Services, Inc., a national health information services company, headquartered in Overland Park, Kansas. The purchase price was in the amount of $6,000,000. Cost in excess of net assets acquired of approximately $3,100,000 is being amortized over 25 years using the straight line method. Additionally, a non-competition agreement was entered into in the amount of $200,000 and is being expensed over 5 years.

     On October 29, 1993, the Company acquired specific assets of Norrell Health Care, Inc., a national provider of home health care. The asset purchase price was in the amount of $17,100,000 which includes a $3,000,000 note, paid to the seller on April 29, 1994. Cost in excess of net assets acquired of approximately $16,100,000 is being amortized over 15 years using the straight line method. Additionally, a non-competition agreement was entered into in the amount of $150,000 and is being expensed over 5 years.

      During 1993, the Company acquired specific assets and liabilities of two health care companies; New England Nursing Services and Nurse's Network, and one health information services company, J.H. Examinations, Inc. The aggregate purchase price of these acquisitions was approximately $500,000 and has resulted in total cost in excess of net assets acquired of approximately $120,000. This amount is being amortized over a period of 10-15 years. Additionally, non-competition agreements were entered into in the aggregate amount of $96,000 and are being expensed over 4-6 years.

      The acquisitions discussed above have been accounted for using the purchase method of accounting and the purchase price of each acquisition has been assigned to the net assets based on the fair value of such assets and liabilities at the date of acquisition. The consolidated financial statements include the results of operations of Professional Insurance Examinations from April 9, 1992, Telexam from June 11, 1992, First Allied Home Health from August 12, 1992, National Insurance Examination Services of America, from September 16, 1992, New England Nursing Services from May 6, 1993, Nurse's Network from May 17, 1993, J.H. Examinations, Inc. from August 19, 1993, Lifedata Medical Services, Inc. from September 24, 1993 and Norrell Health Care, Inc. from November 1, 1993.

      In November 1992, the Company sold its Direct Marketing Services business consisting primarily of a data base and software for $1,500,000. The sale price consisted of $300,000 in cash, and a $1,200,000, six-year, promissory note. The Company has determined that the gain on this transaction should be recognized as note payments are received. For the quarter ending December 31, 1992, the Company has recognized a gain of $291,000.

      In December 1994, the Company sold the majority of its Tomorrow's Child health care business line for $851,000 in cash. The Company has recognized an after tax gain on the transaction of $288,000 in 1994 which is included in other income.

      The following unaudited pro forma information has been prepared as if the 1992 and 1993 acquisitions had occurred on January 1, 1992. This pro forma information does not purport to be an indication of the results that actually would have been obtained if the operations had been combined during the periods.
- --------------------------------------------------------------------------------
(in thousands, except for per share amounts)

                      1993           1992
- ---------------------------------------------
Revenues            $261,447       $246,481
- ---------------------------------------------
Net Income          $  5,162       $  6,988
- ---------------------------------------------
Earnings
Per Share           $    .77       $   1.04
- ---------------------------------------------

NOTE 3 -- Accounts Receivable

      Accounts receivable are net of an allowance for doubtful accounts in the amount of $2,830,927 and $1,858,381 in 1994 and 1993, respectively.

NOTE 4 -- Property, Plant and Equipment

       Property, plant and equipment consists of the following:
- --------------------------------------------------------------------------------

- -----------------------------------------------------
                                         Est. Useful
                      December 31,           Life
                  -------------------
                   1994          1993      In Years
- -----------------------------------------------------
Land and
improvements   $   567,947   $   567,947    10 - 20
- -----------------------------------------------------
Building and
improvements     3,740,234     3,656,552    10 - 45
- -----------------------------------------------------
Furniture,
fixtures and
equipment       11,172,750    10,058,140     5 - 10
- -----------------------------------------------------
               $15,480,931   $14,282,639
- -----------------------------------------------------

Depreciation and amortization charged to income were $1,330,741, $1,098,552 and $863,144 in 1994, 1993, and 1992, respectively.

NOTE 5 -- Debt

      In November 1993, the Company entered into a credit agreement with three banks that included a $20 million term loan of 7 years and a $25 million revolving loan of 3 years with an extension option of one year. Terms of the loan agreement were amended in 1994 to provide additional interim revolving loan availability of $10 million decreasing to $7 million at the end of the year, of which a maximum of $2.5 million was borrowed at any point in time. The term loan and revolving loan presently bear interest at base rate less 1/4% and interim revolving loan at base rate, and is secured by the Company's accounts receivable. The agreement contains certain financial covenants related to creation of debt, current ratio, tangible net worth and dividends. At December 31, 1994 the company had borrowed the full term and revolving loans and $2.5 million of the interim revolving loan. The term loan, which requires escalating quarterly amortization payments, had an outstanding balance of $18.9 million at December 31, 1994, and matures on December 31, 2000. In March 1995, the Company amended the credit agreement to increase the revolver loan to $30.0 million through the term, and amended certain financial covenants.

      As part of the purchase of Norrell Health Care Services, Inc. on October 29, 1993, the Company entered into a short-term note for $16.5 million payable to Norrell at the interest rate of 6%. All but $3,000,000 was paid on November 3, 1993 and that amount was paid on April 29, 1994.
   On December 31, 1992, the Company refinanced a 9.75% mortgage with $3 million of a $5 million term loan agreement at an interest rate of 6.9%. In September 1993 the remaining $2 million was borrowed at an interest rate of 5.65%. The loans are payable in quarterly installments over a four year period with the final payment due on January 2, 1998.
   Maturities of long-term debt in each of the next five years are as follows:
$2,150,000 in 1995, $3,450,000 in 1996, $4,600,000 in 1997, $30,177,000 in
1998, and $4,000,000 in 1999.
   The Company has entered into one year renewable Letters of Credit to the benefit of an insurance company relating to workers' compensation insurance. At December 31, 1994, the aggregate amount of these Letters of Credit was $2,500,000.


NOTE 6 - Commitments

   The Company leases branch field offices under a number of operating leases which expire in various years through 1999. These leases generally contain renewal options and require the Company to pay all executory costs (such as property taxes, maintenance and insurance). The Company also leases telephone, computer and other miscellaneous equipment which are classified as operating leases and expire in the years 1995 through 1999. The following is a schedule of future minimum lease payments for operating leases (with initial or remaining terms in excess of one year) as of December 31, 1994:

- --------------------------------------------
Year Ending December 31,
- --------------------------------------------
1995 . . . . . . . . . . . . . . $ 8,562,727
1996 . . . . . . . . . . . . . .   6,508,237
1997 . . . . . . . . . . . . . .   2,941,426
1998 . . . . . . . . . . . . . .     296,923
1999 . . . . . . . . . . . . . .      16,748
- --------------------------------------------
Total minimum lease payments . . $18,326,061
============================================

Rental expenses under operating leases were $7,189,103, $5,276,499 and $4,047,630 in 1994, 1993 and 1992, respectively.
   On January 24, 1990, the Company entered into an employment retention contract with the President for a two year period from the date a change in control occurs as further defined in the contract.

NOTE 7 - Litigation

   The Company is a party to a number of legal actions arising in the ordinary course of its business. In the opinion of management, the Company has adequate legal defense and/or insurance coverage respecting each of these actions and does not believe their ultimate disposition will materially affect the Company's operations or financial position.

NOTE 8 - Income Taxes

Income tax expense is comprised of the following:

- --------------------------------------------------------------
                           1994          1993          1992
- --------------------------------------------------------------
United States federal:
  Current              $ 1,866,000   $ 2,205,000   $ 2,787,000
  Deferred                (116,000)     (165,000)       (7,000)
State and local:
  Current                  680,000       735,000       820,000
- --------------------------------------------------------------
                       $ 2,430,000   $ 2,775,000   $ 3,600,000
==============================================================

The following reconciles the "statutory" federal income tax rates to the effective income tax rates:

- --------------------------------------------------------------
                                 1994         1993       1992
- --------------------------------------------------------------
Computed "expected"
  tax expense . . . . . . . . .   34%          34%        34%
Increase (reduction) in tax
  expense resulting from:
  State tax, net of federal
  income tax benefit  . . . . .    9            7          6
  Non-tax deductible,
  amortization of goodwill. . .    4            3          3
  Other . . . . . . . . . . . .    1            -         (1)
- --------------------------------------------------------------
Effective income tax rates        48%          44%        42%
- --------------------------------------------------------------

In February 1992, the Financial Accounting Standards Board issued Statement #109, "Accounting for Income Taxes," Statement #109 requires a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Effective January 1, 1993, the Company adopted Statement #109 on a prospective basis. There was no effect on the Company's statement of operations for the year ended December 31, 1993 as a result of adoption of Statement #109.

     The tax effects of temporary differences that give rise to the deferred tax assets and liabilities at December 31, 1994 are as follows (in thousands):

Deferred taxes:

- -------------------------------------------------------------------
                                             1994             1993
- -------------------------------------------------------------------
Accounts receivable,
 principally due to
 allowance for doubtful
 accounts.................................   1,189            656
Other.....................................      17             55
                                            ------          -----
Deferred tax asset........................   1,206            711
Excess of tax over financial
 statement depreciation...................    (697)          (318)
Net deferred tax asset
 included in prepaid
 expenses and other.......................     509            393
                                            ======          =====

     No valuation allowance has been provided on deferred tax assets since management believes that it is more likely than not that such assets will be realized through the reversal of existing deferred tax liabilities and future taxable income.
     The principal components of the deferred tax provision in 1994 and 1993 include differences between financial and tax reporting for depreciation, amortization, and allowance for accounts receivable.


NOTE 9 - Earnings Per Share

     Earnings per share of common stock have been computed based on the weighted average number of shares outstanding. No effect has been given in the calculation for common stock equivalents since the equivalents are immaterial.

NOTE 10 - Capital Stock

     Stock Split and Authorized Shares - Effective February 28, 1992, the Company declared a stock split in the form of a 50% stock dividend to all stockholders of record as of February 7, 1992. The restatement for this split at December 31, 1991 resulted in an additional 2,243,102 shares of common stock of which 8,203 were shares of Treasury Stock. All share and per share amounts have been retroactively restated for this event. On April 28, 1992 the stockholders approved a proposal to increase the authorized number of common shares from 10 million to 20 million.
     Stock Offering - The Company completed a secondary common stock offering of 1,410,000 shares on September 26, 1991. The offering price was $15.75 per share and provided $19.9 million in funds to the Company.
     Stockholder Rights Plan - On January 23, 1990, the Board of Directors adopted a Stockholder Rights Plan, which was amended and restated on May 10, 1991. The Board declared a dividend of one Common Share Right for each outstanding share of Common Stock distributable on April 2, 1990. Such rights only become exercisable ten business days after (a) the Company or a person or group announces that such person or group (other than certain specified persons, such as the Company, any wholly-owned subsidiary, employee benefit plans of the Company and persons who held at least 20% of the Common Stock when the Rights Plan was adopted, until the occurrence of certain events, or as the result of an acquisition of shares by the Company) has acquired beneficial ownership of 20% or more of the Company's Common Stock or (b) the commencement of a tender offer by a person or group to acquire 30% or more of the Company's Common Stock (such date, the "Separation Date"). Upon the Separation Date, each right shall constitute the right to purchase one share of Common Stock of the Company for $24.00, subject to adjustment. After (x) the announcement of the acquisition by a person or group of 20% or more of the Company's Common Stock (other than in a tender offer for all shares which has been approved by the Board of Directors), or (y) the Company enters into or consummates a merger or other similar business transaction, or a sale of more than 50% of the assets or earning power, each right shall be adjusted to constitute the right to purchase that number of shares of Common Stock of the Company or capital stock of the acquiring company, as the case may be, having an aggregate market price on the date of such announcement of the acquisition or such consummation or occurrence of the transaction equal to twice the exercise price of $24.00, also subject to adjustment. The rights may be redeemed for $0.05 per right at any time until the tenth day following public announcement that a 20% position has been acquired. The rights will expire on March 16, 2000, unless sooner redeemed.
     Stock Award Plan - The Company's president is entitled to receive stock awards based on the attainment of performance goals established for any given year. For the years ended December 31, 1994, 1993 and 1992, awards of 5,250, 11,000, and 15,000 shares, respectively, have been granted.
     Stock Option Plan - The Company's stockholders approved stock option plans totaling 300,000 and 500,000 shares, respectively, in 1988 and 1992, and 500,000 shares in 1994, which provide that options may be granted to management. Options were granted at market value on the dates of the grants and are exercisable as follows: 25% after two years and 25% on each of three anniversary dates thereafter, and terminate after 10 years. As of December 31, 1994, 160,563 shares are exercisable. Shares under option are:

                                                1994            1993              1992
                                             ----------       ---------         ---------
Options outstanding
 January 1 ..............................     606,438          461,513           124,500
Options granted .........................     141,000          161,300           355,950
Options exercised/a/ ....................       5,813            7,125            10,499
Options cancelled .......................      76,700            9,250             8,438
Options outstanding December 31 .........     664,925          606,438           461,513
- --------------------------------------------------------------------------------------------
Option Price Range                        $5.50 to $14.94  $5.50 to $14.94   $5.50 to $14.00
- --------------------------------------------------------------------------------------------

/a/ 3,000, 4,125 and 1,125 were exercised at $7.75, in 1994, 1993 and 1992 respectively, all others exercised at $5.50.

NOTE 11 -- Segment Information

      The Company operates principally in two business segments: Healthcare Services and Health Information Services.

      Operating income in the following table is defined as total revenue less operating expenses and represents operating segment income before income taxes. Identifiable assets by segment are those assets used exclusively in the operation of that industry segment. General corporate assets are principally cash and cash equivalents, and land, buildings and improvements.

      The Company's accounts receivable is due primarily from insurance companies, state and federal health care agencies and other health care providers. Federal Medicare agencies accounted for more than 10% of Healthcare Services revenues in the amounts of $42.4 million, $34.5 million, and $26.9 million in 1994, 1993, and 1992, respectively, and Prudential Insurance Company of America accounted for more than 10% of Health Information Service revenues in the amounts of $11.0 million, $12.0 million, and $11.0 million in 1994, 1993, and 1992, respectively.

- --------------------------------------------------------------------------------
                                       1994             1993           1992
- --------------------------------------------------------------------------------
Healthcare Services:
  Revenues ......................  $ 159,255,788  $ 106,831,787    $85,877,229
  Operating income (loss) .......       (947,906)    (1,495,722)     1,959,295
  Assets ........................     79,169,605     64,033,676     34,497,227
  Capital additions ............         311,555      1,012,165        453,565
  Depreciation and amortization .      2,200,354      1,054,254        864,391
Health Information Services:
  Revenues ......................  $  92,533,685  $  80,600,398    $68,931,281
  Operating income ..............      8,043,786      8,261,119      6,248,013
  Assets ........................     21,922,238     22,116,646     11,360,154
  Capital additions .............        656,140      2,340,274        695,904
  Depreciation and amortization .      1,029,405        832,560        617,603
General Corporate:
  Assets ........................  $   7,204,073  $   7,338,122    $10,873,298
  Capital additions .............        337,515        398,531        683,134
  Depreciation and amortization .        286,635        262,089        233,832
Consolidated:
  Revenues ......................  $ 251,789,473  $ 187,432,185   $154,808,510
  Operating income ..............      7,095,880      6,765,397      8,207,308
  Assets ........................    108,295,916     93,488,444     56,730,679
  Capital additions .............      1,305,210      3,750,970      1,832,603
  Depreciation and amortization .      3,516,394      2,148,903      1,715,826
- --------------------------------------------------------------------------------

INDEPENDENT
AUDITORS' REPORT

The Board of Directors and Stockholders
Hooper Holmes, Inc.

     We have audited the accompanying consolidated balance sheets of Hooper Holmes, Inc. and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hooper Holmes, Inc. and subsidiaries at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1994, in conformity with generally accepted accounting principles.



KPMG Peat Marwick LLP

Short Hills, New Jersey
February 27, 1995


SELECTED FINANCIAL DATA

                                                                For the Years Ended December 31,
                                                            (in thousands except for per share data)
- -----------------------------------------------------------------------------------------------------------------
                                                1994           1993          1992           1991           1990
- ------------------------------------------------------------------------------------------------------------------
Statement of Income Data:
  Revenues                                  $  251,789     $  187,432     $  154,809     $  131,873     $  108,214
  Operating Income                               7,096          6,765          8,207          7,152          5,831
  Net Income                                     2,664          3,606          4,878          3,586          2,981
Earnings Per Share /1/                             .40            .54            .73            .70            .65
Cash Dividends Per Share /1/                $      .30     $      .30     $      .25     $      .24     $      .23
Weighted Average Number
  of Shares Outstanding /1/                  6,706,713      6,714,061      6,717,667      5,141,201      4,580,034
Balance Sheet Data:
  Working Capital                           $   56,113     $   37,407     $   31,089     $   30,647     $   14,666
  Total Assets                                 108,296         93,488         56,731         52,168         35,049
  Long-term Debt, less current maturities       46,327         29,950          3,000          3,078          9,972
  Stockholders' Equity                          46,502         45,916         44,384         41,160         18,835

/1/ Adjusted to reflect a 3 for 2 stock split effective February 28, 1992.

QUARTERLY COMMON STOCK
PRICE RANGES AND DIVIDENDS

(Dollars)

   -----------------------------------------------------------------------
                       1994                1993
   -----------------------------------------------------------------------
                 High      Low                  High     Low
     Quarter      Bid      Bid      Dividend    Bid      Bid    Dividend
   -----------------------------------------------------------------------
      1st       14 3/4    11 1/8      .075     18 1/8   14 1/2    .075
      2nd       13 5/8    11 5/8      .075     15 5/8   13 7/8    .075
      3rd       11         7 5/8      .075     14 3/8    9        .075
      4th        8 3/8     5 3/4      .075     14 7/8   11 3/4    .075

QUARTERLY FINANCIAL DATA
(UNAUDITED)

(in thousands except per share data)

      --------------------------------------------------------------------
                  Revenues     Gross Profit        Net Income
                                             ------------------------
        Quarter                                Amount     Per Share
      --------------------------------------------------------------------
         1994
        FOURTH    $ 64,700     $ 11,980        $  718      $   .11
         THIRD      62,359       10,539           315          .05
        SECOND      62,815       10,789           442          .06
         FIRST      61,915       11,334         1,189          .18

         1993
        Fourth    $ 58,691     $ 11,134        $1,374      $   .20
         Third      43,136        7,820           719          .11
        Second      43,051        7,659           396          .06
         First      42,554        8,848         1,117          .17


20